Exhibit 2.1

PLAN OF MERGER AND REORGANIZATION

Date:           __________, 2010

NEW CENTURY BANK (the "Bank"), a banking institution organized under the Pennsylvania Banking Code of 1965, as amended (the "Banking Code"), and NEW CENTURY INTERIM BANK (the "Surviving Bank"), an interim bank in organization under the Banking Code, and Customers 1st Bancorp, Inc. (the "Holding Company"), a Pennsylvania business corporation organized under the Pennsylvania Business Corporation Law of 1988, as amended, hereby enter into this Plan of Merger and Reorganization (the "Plan").

In consideration of their mutual promises and covenants, and intending to be legally bound hereby, the parties hereto, deeming it to be advantageous to their respective banking associations, corporation and their shareholders, have duly approved this Plan and its execution, and do hereby adopt this Plan setting forth the method, terms and conditions of the merger, including the rights under the Plan of the shareholders of each of the parties, and the agreements concerning the merger:

1. Merger. The Bank shall merge into the Surviving Bank under the charter of the Surviving Bank, under the title of "Customers 1st Bank," and pursuant to the provisions of the Banking Code, by the method, on the terms and subject to the conditions and requirements hereinafter stated. Upon the merger becoming effective, Bank and Surviving Bank shall be merged into and continued in a single institution, the Surviving Bank, which shall be a Pennsylvania chartered bank and which shall be considered the same business and corporate entity as the constituent institutions. The Surviving Bank shall thenceforth be responsible for all of the liabilities and obligations of the Bank.. The Surviving Bank shall, upon consummation of  the merger, engage in the business of a Pennsylvania chartered bank at the principal office and the legally established and approved branch offices of the Bank. Surviving Bank shall maintain the insurance of the Federal Deposit Insurance Corporation in the same way as it is now carried by the Bank.

2. Articles of Incorporation of Surviving Bank. When the merger becomes effective, the initial Articles of Incorporation of the Surviving Bank shall be substantially in the form attached hereto as Exhibit A attached hereto and incorporated herein.

3. Bylaws of Surviving Bank. When the merger becomes effective, the initial Bylaws of the Surviving Bank shall be substantially in the form attached hereto as Exhibit B attached hereto and incorporated herein, and the principal office and established and authorized branch offices of the Bank shall become the principal office and established and authorized branch offices, respectively, of the Surviving Bank.

4. Board of Directors of Surviving Bank. The persons who shall constitute the Board of Directors of the Surviving Bank at the time the merger becomes effective shall be the persons who were then members of the Board of Directors of the Bank.  They shall serve until the subsequent annual meeting of shareholders of Surviving Bank or until their successors are duly qualified and elected. Any vacancy in the Board of Directors of the Surviving Bank which may exist upon or after the effective date of the merger may be filled as provided by the Articles of Incorporation and Bylaws of the Surviving Bank. The officers of the Bank at the time the merger becomes effective shall hold the same offices in the Surviving Bank.

5. Conversion of Shares: Exchange of Certificates: Capitalization. Upon the merger becoming effective:

(a) Each three (3) issued and outstanding shares of voting common stock of the Bank shall, ipso facto, and without any action on the part of the holder thereof, become and be converted into one (1) share of voting common stock of the Holding Company, par value $1.00 per share.  Each three (3) issued and outstanding shares of Class B Non-Voting Common Stock of the Bank, if then authorized and issued, shall, ipso facto, and without any action on the part of the holder thereof, become and be converted into one (1) share of Non-Voting Common Stock of the Holding Company, par value $1.00 per share.

(b) As soon as practicable after the merger becomes effective, holders of shares of Bank common stock shall be furnished a form letter of transmittal for the tender of their share certificates to the Surviving Bank, which shall act as “Exchange Agent” for the Holding Company, to be exchanged for new certificates for the appropriate number of shares of Holding Company common stock. Holding Company shall be required to issue certificates for Holding Company common stock only upon the actual surrender of Bank shares or an acceptable indemnity agreement or bond from any Bank shareholder who is unable to surrender his or her certificate by reason of loss or destruction of the certificate. Upon surrender for cancellation to the Exchange Agent of one or more certificates for shares of Bank common stock, accompanied by a duly executed letter of transmittal in proper form, or an appropriate indemnity agreement or bond, as the case may be, the Exchange Agent shall, promptly after the effective date of the merger, deliver to each holder of such surrendered Bank certificates new certificates representing the appropriate number of shares of Holding Company common stock. Until certificates for Bank common stock have been surrendered and exchanged as herein provided for certificates of Holding Company common stock, each outstanding certificate for Bank common stock shall be deemed, for all corporate purposes, to be the number of full shares of Holding Company common stock into which the number of shares of Bank common stock shown thereon have been converted. In the event that any certificates for Bank common stock are not surrendered for exchange within two (2) years from the effective date of the merger, the shares of Holding Company common stock that would otherwise have been delivered in exchange for the unsurrendered Bank certificates shall be delivered by the Exchange Agent to the Holding Company, in which event the persons entitled thereto shall look only to the Holding Company for delivery of the Holding Company shares upon surrender of their outstanding certificates for Bank common stock. Following the expiration of such two (2) year period, the Holding Company may sell such unclaimed Holding Company common stock, in which event the sole right of the holders of the unsurrendered outstanding Bank certificates shall be the right to collect the net sale proceeds held for their account by the Holding Company. In the event that Holding Company shall, as required or permitted by law, pay to the Commonwealth of Pennsylvania any net sale proceeds relating to unclaimed Holding Company common stock, the holders of unsurrendered outstanding Bank certificates shall thereafter look only to the Commonwealth of Pennsylvania for payment on account thereof.

(c) Prior to the merger becoming effective, the Surviving Bank will have a capital of $100,000 consisting of 100,000 issued and outstanding shares of common stock, par value $1.00 per share, and a surplus of $55,000. Upon the merger becoming effective: (i) the amount and number of issued and outstanding shares of common stock of the Surviving Bank shall be increased to an amount equal to the total, immediately before the merger, of (A) the issued and outstanding shares of common stock of the Bank, now being _____ shares, and (B) the issued and outstanding shares of common stock of the Surviving Bank; (ii) the surplus of the Surviving Bank shall be increased to an amount equal to the total of the surplus of the Bank and the surplus of the Surviving Bank immediately before the merger; and (iii) all of the issued and outstanding shares of the Surviving Bank, as increased by the number of issued and outstanding shares of the Bank, shall be issued to and owned by the Holding Company.

(d) Except as provided below in connection with fractional shares, no cash shall be allocated to shareholders of the Bank or to any other person, firm, or corporation upon and by reason of the merger becoming effective. Cash fees will, however, be paid to attorneys, accountants and other like persons for services rendered in the accomplishment of the merger and reorganization and other phases of the overall transaction; some of these persons may be shareholders of the Bank and of Holding Company.  The Holding Company will not issue any fractional shares of its common stock in the reorganization. Holders of Bank voting common stock or Class B Non-Voting Common Stock who would otherwise be entitled to a fractional share of Holding Company common stock or Holding Company Class B Non-Voting Common Stock will instead receive an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of such share to which the holder would otherwise have been entitled and (ii) the book-value of one share of voting common stock of the Bank as of the final day of the quarter ended immediately prior to the consummation of the merger.

(e) Each then outstanding warrant or option to acquire shares of the common stock of the Bank heretofore issued by the Bank shall, ipso facto, and without any action on the part of the holder thereof, become and be converted into a warrant or option, respectively, to acquire one-third the number of shares of the Holding Company on the same terms and conditions and shall remain outstanding.  The number of shares of Holding Company stock for which each outstanding option or warrant will be exercisable after the consummation of the merger will be rounded up to the nearest whole number of shares, subject to the holder’s agreement to any necessary corresponding upward rounding adjustments of the exercise price to the nearest whole cent.  After the merger becomes effective the Holding Company may, but is not obligated to, issue amended warrant or option agreements reflecting the conversion and the assumption of such warrants or options.

6. Dissenting Shareholders. The rights and remedies of a dissenting shareholder under Sections 1607 and 1222 of the Pennsylvania Banking Code, 7 P.S. Sections 1607 and 1222, and, thereby, Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law of 1988, as amended (15 Pa. C.S. Section 1571 et seq.) shall be afforded to any shareholder of the Bank who takes the necessary steps to perfect his or her dissenters rights. The Bank will make whatever payments are to be made to validly dissenting shareholders in the exercise of such rights. Unless otherwise provided by law, shares of the Holding Company not taken by the dissenting shareholders of the Bank shall not be issued.

7. Conditions. The merger provided under this Plan shall take place only if: (i) this Plan is approved (A) by the affirmative vote of holders of at least two-thirds (2/3) of the outstanding shares of common stock of the Bank and (B) by the Holding Company as a shareholder of the Surviving Bank, in accordance with applicable law; (ii) this Plan, the merger and any constituent steps are approved by the Pennsylvania Department of Banking, the Board of Governors of the Federal Reserve System and (if applicable) the Federal Deposit Insurance Corporation, and the Notice or Application, as applicable, of the Holding Company to form a bank holding company is not objected to, or is otherwise approved, by the Board of Governors of the Federal Reserve System and all other requirements prescribed by law are satisfied; (iii) the Bank receives an opinion of its special counsel, Stradley Ronon Stevens & Young, LLP, to the effect that the transactions contemplated herein constitute a tax-free reorganization under the Internal Revenue Code of 1986, as amended, and that neither gain nor loss will be recognized for federal income tax purposes to the Bank, the Surviving Bank, the Holding Company or the shareholders of the Bank (other than the dissenting shareholders who elect dissenters' rights), the Surviving Bank and the Holding Company, by reason of the transactions contemplated herein, and as to such further matters relating to the tax consequences of the transactions contemplated hereby, as the Bank may deem advisable; and (iv) there shall be no litigation or proceeding pending or threatened for the purpose of enjoining, restraining or preventing the consummation of the merger in accordance with this Plan.

8. Amendment; Termination. At any time before the merger becomes effective, by vote of a majority of the Board of Directors of each of the Bank, the Holding Company and the Surviving Bank, this Plan (a) may be amended in any manner not inconsistent with its general purpose, provided that no amendment shall change the share exchange ratio following approval of this Plan by the shareholders of the Bank, or (b) may be terminated for any reason, including without limitation for reasons such as because of the number of shares of common stock of the Bank exercising dissenters' rights, or if it shall appear that the consummation of the Plan would be inadvisable for any reason.  If this Plan is terminated pursuant to this Section, this Plan shall be void and of no further effect, without any liability on the part of any of the parties hereto, or their respective directors, officers, shareholders or agents.

9. Shares of Holding Company Subscribers. The shares of the Holding Company, subscribed for by the initial subscriber or subscribers for common stock of the Holding Company, shall be purchased by such subscriber or subscribers by the payment of each individual incorporator's own cash to the Holding Company. Upon consummation of the merger, each subscriber for common stock of the Holding Company shall sell, surrender and redeem all of such subscriber’s stock subscribed for to the Holding Company for cash.

10. Financing of Initial Capitalization. In order to provide funds with which the Holding Company can purchase shares of common stock of the Surviving Bank for $155,000 (which Surviving Bank shall allocate as follows: Capital - $100,000; Surplus - $50,000; Expense Fund - $5,000), the Holding Company will make a temporary borrowing from an unaffiliated lender.  After consummation of the merger the Surviving Bank will pay a special cash dividend to the Holding Company which will enable the Holding Company to repay the principal amount of said loan in full plus interest.

11. Issuance of Shares. When required by the terms of this Plan, the Holding Company will issue the shares of its common stock which the shareholders of the Bank shall be entitled to receive as hereinabove provided, and will perform all other acts necessary for it to comply with the provisions of this Plan.

12. Assumption and Amendment of Stock Option Plan. Upon the merger becoming effective, without any further action being required:

(a) the Holding Company shall assume all equity compensation, employee retirement and employee benefit plans of the Bank (each, a "Plan");

(b) all then outstanding grants by the Bank under any Plan shall be converted, to the extent required, to grants by the Holding Company under such Plan; and

(c) each Plan shall be deemed amended and restated: (i) to substitute the Holding Company and the common stock of the Holding Company for the Bank and the common stock of the Bank, respectively; and (ii) to provide that eligible participants under the Plan shall include the same category or categories of officers, other employees, and non-employee directors, of the Holding Company and any current or future subsidiary of the Holding Company, including the Bank, as the categories of officers, other employees and non-employee directors of the Bank currently eligible to be participants under the Plan. The maximum number of shares of Holding Company common stock that have been or may be issued or transferred under any Plan immediately after the merger shall be the same as the maximum number of shares of Bank common stock immediately prior to the Merger, and the maximum aggregate number of shares of Holding Company common stock that shall be subject to options or awards under any Plan to any single individual immediately after the merger shall be the same as the maximum number of shares of Bank common stock immediately prior to the merger, subject to any adjustment provisions of the Plan. Approval of this Plan of Merger and Reorganization shall constitute approval of each Plan as so amended by the directors and shareholders of the Bank and Holding Company for all purposes, including, without limitation, for purposes of Sections 162(m) and 422 of Internal Revenue Code of 1986, as amended, and Section 16(b) of the Securities Exchange Act of 1934, as amended, and the exemptive rules promulgated thereunder.

13. Board of Directors of Holding Company. The persons who shall constitute the Board of Directors of the Holding Company at the time the merger becomes effective shall be the persons who were then members of the Board of Directors of the Bank immediately prior to the merger. The Board of Directors of the Holding Company shall, to the extent consistent with the provisions of the Holding Company Articles of Incorporation and Bylaws and applicable law, be divided into three classes, with members of one class serving until the first Holding Company annual meeting and members of each of the other two classes serving until successive annual meetings.  The directors in each class shall serve until the annual meeting of shareholders of the Holding Company at which his or her class is to be re-elected or until their successors are duly qualified and elected.  The members of each class shall be designated initially by the Board of Directors.  Any vacancy in the Board of Directors of the Holding Company which may exist upon or after the effective date of the merger may be filled as provided by the Articles of Incorporation and Bylaws of the Holding Company.

14. Affiliates; Agreements Relating to Resales of Holding Company Securities.  The Bank shall prepare and deliver to Holding Company, prior to completion of the merger, a list that identifies all persons whom the Bank believes may be deemed to be “affiliates” of Bank or Holding Company under applicable securities laws.  The Bank shall use its commercially reasonable best efforts to cause each person whom it identifies on the list as a potential affiliate to deliver, at or prior to the completion of the transaction, a written agreement that the affiliate will not sell, pledge, transfer or otherwise dispose of any Holding Company shares issued to the affiliate pursuant to the transaction unless the sale, pledge, transfer or other disposition meets one of the following criteria: (1) it is made pursuant to an effective registration statement filed under the Securities Act; (2) it is in compliance with Rule 144; or (3) in the opinion of counsel, it is otherwise exempt from the registration requirements of the Securities Act.   Without limiting the foregoing, any shares of Holding Company common stock issued to any persons deemed to be “affiliates” for such persons shall, at the discretion of management, include a legend disclosing applicable restrictions on transfer for such “control shares.”

15. Waiver. Any of the terms or conditions of this Plan may be waived in writing at any time by the Bank by action taken by its Board of Directors, whether before or after action by the Bank's shareholders, provided, however, that such action shall be taken only if, in the judgment of the Board of Directors, such waiver will not have a materially adverse effect on the benefits intended to be granted hereunder to the shareholders of the Bank.

16. Governing Law. This Plan shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, except as such may be pre-empted by federal law.

17. Entire Agreement. This Plan contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto.

18. Counterparts. This Plan may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

[signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this instrument to be executed by its Chief Executive Officer and its seal affixed, attested by its Secretary, all under authority of its Board of Directors.

Attest: [Corporate Seal] _____________________________ Gertrude M. Hackney Secretary	NEW CENTURY BANK By: ____________________________ Jay S. Sidhu Chairman & CEO
Attest: [Corporate Seal] _____________________________ Gertrude M. Hackney Secretary	NEW CENTURY INTERIM BANK By: ____________________________ Jay S. Sidhu Chairman & CEO
Attest: [Corporate Seal] _____________________________ Gertrude M. Hackney Secretary	Customers 1st Bancorp, Inc. By: ____________________________ Jay S. Sidhu Chairman & CEO